Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2025

Unaudited Consolidated Financial Results

BEIJING, September 11, 2025 - Cheetah Mobile Inc. (NYSE: CMCM) ("Cheetah Mobile" or the "Company"), a China-based IT company, today announced its unaudited consolidated financial results for the quarter ended June 30, 2025.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile's Chairman and Chief Executive Officer, remarked, “We delivered another quarter of solid topline growth and meaningful improvement in profitability, underscoring the early progress of our strategic transformation. Total revenue increased 57.5% year-over-year, drvien by strong performance of both of our reporting segements. Our Internet business continued to benefit from our transition to a subscription-based model, with growing user engagement and retention. Revenue from our AI and others segment grew 86.4% year-over-year and accounted for 46.5% of total revenue. With the planned addition of UFACTORY, our recently acquired robotic arm business, we aim to strengthen our robotics capabilities and expand our addressable market. We remain committed to investing in AI utility applications and robotics. Encouraged by our business momentum, we will continue to drive sustainable growth and long-term shareholder value.”

Mr. Thomas Ren, Chief Financial Officer of Cheetah Mobile, commented: “We continued to improve profitability in the second quarter, supported by disciplined execution and enhanced operational efficiency. Both GAAP and non-GAAP losses once again narrowed significantly year-over-year and quarter-over-quarter, reflecting meaningful progress in our loss reduction efforts. This demonstrates that our path to profitability is both credible and sustained. Our Internet business remained profitable, while adjusted operating losses from our AI and others segment declined significantly, down 62.8% year-over-year and 32.1% quarter-over-quarter, as we shifted from early exploration to a more focused, efficiency-driven strategy. Leveraging AI to accelerate R&D and scale up real-world use cases has contributed meaningfully to this improvement. Our balance sheet remains healthy, giving us the flexibility to continue investing in innovation while maintaining a clear path toward breakeven.”

Second Quarter 2025 Financial Highlight

•
Total revenues grew by 57.5% year-over-year and 14.0% quarter-over-quarter, accelerating to RMB295.2 million (US$41.2 million) in the second quarter of 2025.
•
Gross profit increased by 85.0% year-over-year and 18.6% quarter-over-quarter, to RMB224.8 million (US$31.4 million) in the second quarter of 2025. Non-GAAP gross profit rose by 84.4% year-over-year and 18.6% quarter-over-quarter to RMB224.8 million (US$31.4 million). Gross margin was 76.1% in the second quarter of 2025, up from 64.8% in the year-ago quarter and 73.2% in the previous quarter. Non-GAAP gross margin was 76.1% in the second quarter of 2025, up from 65.0% in the year-ago quarter and 73.2% in the previous quarter.
•
Operating loss reduced by 85.7% year-over-year and 58.3% quarter-over-quarter to RMB11.1 million (US$1.5 million) in the second quarter of 2025. Non-GAAP operating loss reduced by 96.7% year-over-year and 85.5% quarter-over-quarter to RMB2.1 million (US$0.3 million) in the second quarter of 2025.

•
Net loss attributable to Cheetah Mobile Shareholders decreased by 81.7% year-over-year and 32.1% quarter-over-quarter to RMB22.6 million (US$3.2 million) in the second quarter of 2025. Non-GAAP net loss attributable to Cheetah Mobile Shareholders decreased by 87.4% year-over-year and 35.4% quarter-over-quarter to RMB13.7 million (US$1.9 million) in the second quarter of 2025.
•
As of June 30, 2025, the Company had cash and cash equivalents of RMB2,019.6 million (US$281.9 million), ensuring strong liquidity. In the second quarter, the Company generated RMB361.7 million (US$50.5 million) from its operating activities.
•
As of June 30, 2025, the Company had long-term investments of RMB791.2 million (US$110.5 million).

Conference Call Information

The Company will hold a conference call on September 11, 2025, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

Main Line:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: +86-4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 4960957

English Translation:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: +86-4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 3115762

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.1636 to US$1.00, the exchange rate in effect as of June 30, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on

PCs and mobile devices. At the same time, it actively engages in the independent research and development of AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as service robots to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

•
Non-GAAP cost of revenues excludes share-based compensation expenses;
•
Non-GAAP gross profit excludes share-based compensation expenses;
•
Non-GAAP gross margin excludes share-based compensation expenses;
•
Total non-GAAP operating expenses exclude share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP research and development expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP general and administrative expenses exclude share-based compensation expenses;

•
Non-GAAP operating profit/loss excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions; and
•
Non-GAAP adjusted EBITDA represents net loss attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, impairment of goodwill, net income attributable to noncontrolling interests, other income/expenses, net and income tax expenses/benefits.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,833,031	2,019,598	281,925
Short-term investments	335	336	47
Accounts receivable, net	473,619	436,074	60,874
Prepayments and other current assets, net	1,365,761	1,001,989	139,873
Due from related parties, net	106,934	118,748	16,577
Total current assets	3,779,680	3,576,745	499,296

Non-current assets:
Property and equipment, net	51,564	40,856	5,703
Operating lease right-of-use assets	26,323	21,680	3,026
Intangible assets, net	190,665	176,758	24,674
Goodwill	424,099	424,099	59,202
Long-term investments	817,330	791,238	110,453
Deferred tax assets	128,581	127,696	17,826
Other non-current assets	86,059	81,097	11,321
Total non-current assets	1,724,621	1,663,424	232,205

Total assets	5,504,301	5,240,169	731,501

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	219,566	227,013	31,690
Accrued expenses and other current liabilities	2,756,805	2,576,527	359,669
Due to related parties	69,606	19,167	2,676
Income tax payable	35,804	43,812	6,116
Total current liabilities	3,081,781	2,866,519	400,151

Non-current liabilities:
Deferred tax liabilities	43,046	40,443	5,646
Other non-current liabilities	172,348	167,755	23,418
Total non-current liabilities	215,394	208,198	29,064

Total liabilities	3,297,175	3,074,717	429,215

Mezzanine equity:
Redeemable noncontrolling interests	189,725	194,077	27,092

Shareholders’ equity:
Ordinary shares	248	249	35
Additional paid-in capital	2,722,504	2,724,540	380,331
Accumulated deficit	(1,232,577)	(1,288,577)	(179,878)
Accumulated other comprehensive income	410,423	403,029	56,261
Total Cheetah Mobile Inc. shareholders’ equity	1,900,598	1,839,241	256,749
Noncontrolling interests	116,803	132,134	18,445

Total shareholders’ equity	2,017,401	1,971,375	275,194

Total liabilities, mezzanine equity and shareholders’ equity	5,504,301	5,240,169	731,501

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended			For The Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Revenues	187,417	295,218	41,211	377,705	554,224	77,366
Internet business	113,729	157,837	22,033	222,749	316,978	44,248
AI and others	73,688	137,381	19,178	154,956	237,246	33,118
Cost of revenues (a)	(65,895)	(70,426)	(9,831)	(135,651)	(139,931)	(19,534)
Gross profit	121,522	224,792	31,380	242,054	414,293	57,832

Operating income and expenses:
Research and development (a)	(54,285)	(67,083)	(9,364)	(111,616)	(128,327)	(17,914)
Selling and marketing (a)	(73,396)	(102,434)	(14,299)	(148,532)	(207,272)	(28,934)
General and administrative (a)	(71,610)	(66,627)	(9,301)	(140,755)	(119,251)	(16,647)
Other operating income, net	228	289	40	736	2,959	413
Total operating income and expenses	(199,063)	(235,855)	(32,924)	(400,167)	(451,891)	(63,082)

Operating loss	(77,541)	(11,063)	(1,544)	(158,113)	(37,598)	(5,250)
Other income/(expenses):
Interest income, net	9,773	9,980	1,393	25,089	15,585	2,176
Foreign exchange (losses)/gains	(7,564)	6,349	886	(10,841)	7,999	1,117
Other expense, net	(51,612)	(17,844)	(2,491)	(59,207)	(21,853)	(3,051)

Loss before income taxes	(126,944)	(12,578)	(1,756)	(203,072)	(35,867)	(5,008)
Income tax benefits/(expenses)	6,391	(3,865)	(540)	6,193	(8,685)	(1,212)
Net loss	(120,553)	(16,443)	(2,296)	(196,879)	(44,552)	(6,220)
Less: net income attributable to noncontrolling interests	3,288	6,200	865	6,997	11,448	1,598
Net loss attributable to Cheetah Mobile shareholders	(123,841)	(22,643)	(3,161)	(203,876)	(56,000)	(7,818)

Net loss per share
Basic	(0.0841)	(0.0162)	(0.0023)	(0.1390)	(0.0397)	(0.0055)
Diluted	(0.0841)	(0.0163)	(0.0023)	(0.1391)	(0.0398)	(0.0056)

Net loss per ADS
Basic	(4.2042)	(0.8116)	(0.1150)	(6.9488)	(1.9861)	(0.2750)
Diluted	(4.2067)	(0.8152)	(0.1150)	(6.9542)	(1.9923)	(0.2800)

Weighted average number of shares outstanding
Basic	1,495,962,672	1,518,381,903	1,518,381,903	1,495,088,007	1,517,084,516	1,517,084,516
Diluted	1,495,962,672	1,518,381,903	1,518,381,903	1,495,088,007	1,517,084,516	1,517,084,516
Weighted average number of ADSs outstanding
Basic	29,919,253	30,367,638	30,367,638	29,901,760	30,341,690	30,341,690
Diluted	29,919,253	30,367,638	30,367,638	29,901,760	30,341,690	30,341,690

Other comprehensive income/(loss) , net of tax of nil
Foreign currency translation adjustments	8,383	(7,643)	(1,067)	29,414	(7,915)	(1,105)
Unrealized gains on available-for-sale securities, net	(9,206)	188	26	(7,434)	2,848	398
Other comprehensive (loss)/income	(823)	(7,455)	(1,041)	21,980	(5,067)	(707)
Total comprehensive loss	(121,376)	(23,898)	(3,337)	(174,899)	(49,619)	(6,927)
Less: Total comprehensive income attributable to noncontrolling interests	2,118	7,113	993	4,544	13,775	1,923
Total comprehensive loss attributable to Cheetah Mobile shareholders	(123,494)	(31,011)	(4,330)	(179,443)	(63,394)	(8,850)

	For The Three Months Ended			For The Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
(a) Share-based compensation expenses	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	357	5	1	449	10	1
Research and development	116	62	9	408	358	50
Selling and marketing	154	229	32	110	300	42
General and administrative	7,831	2,065	288	15,076	7,277	1,016
Total	8,458	2,361	330	16,043	7,945	1,109

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended June 30, 2025					For The Six Months Ended June 30, 2025
	GAAP	Share-based	Amortization of	Non-GAAP		GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result		Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenues	295,218	-	-	295,218	41,211	554,224	-	-	554,224	77,366
Cost of revenues	(70,426)	5	-	(70,421)	(9,830)	(139,931)	10	-	(139,921)	(19,533)
Gross profit	224,792	5	-	224,797	31,381	414,293	10	-	414,303	57,833

Research and development	(67,083)	62	6,156	(60,865)	(8,496)	(128,327)	358	12,312	(115,657)	(16,145)
Selling and marketing	(102,434)	229	469	(101,736)	(14,202)	(207,272)	300	938	(206,034)	(28,761)
General and administrative	(66,627)	2,065	-	(64,562)	(9,013)	(119,251)	7,277	-	(111,974)	(15,631)
Other operating income, net	289	-	-	289	40	2,959	-	-	2,959	413
Total operating income and expenses	(235,855)	2,356	6,625	(226,874)	(31,671)	(451,891)	7,935	13,250	(430,706)	(60,124)

Operating loss	(11,063)	2,361	6,625	(2,077)	(290)	(37,598)	7,945	13,250	(16,403)	(2,291)
Net loss attributable to Cheetah Mobile shareholders	(22,643)	2,361	6,625	(13,657)	(1,907)	(56,000)	7,945	13,250	(34,805)	(4,859)

Diluted losses per ordinary share (RMB)	(0.0163)	0.0016	0.0043	(0.0104)		(0.0398)	0.0052	0.0086	(0.0260)
Diluted losses per ADS (RMB)	(0.8152)	0.0800	0.2152	(0.5200)		(1.9923)	0.2600	0.4323	(1.3000)
Diluted losses per ADS (USD)	(0.1150)	0.0112	0.0312	(0.0726)		(0.2800)	0.0363	0.0622	(0.1815)

	For The Three Months Ended June 30, 2024				For The Six Months Ended June 30, 2024
	GAAP	Share-based	Amortization of	Non-GAAP	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	187,417	-	-	187,417	377,705	-	-	377,705
Cost of revenues	(65,895)	357	-	(65,538)	(135,651)	449	-	(135,202)
Gross profit	121,522	357	-	121,879	242,054	449	-	242,503

Research and development	(54,285)	116	6,156	(48,013)	(111,616)	408	12,312	(98,896)
Selling and marketing	(73,396)	154	469	(72,773)	(148,532)	110	938	(147,484)
General and administrative	(71,610)	7,831	-	(63,779)	(140,755)	15,076	-	(125,679)
Other operating income, net	228	-	-	228	736	-	-	736
Total operating income and expenses	(199,063)	8,101	6,625	(184,337)	(400,167)	15,594	13,250	(371,323)

Operating loss	(77,541)	8,458	6,625	(62,458)	(158,113)	16,043	13,250	(128,820)
Net loss attributable to Cheetah Mobile shareholders	(123,841)	8,458	6,625	(108,758)	(203,876)	16,043	13,250	(174,583)

Diluted losses per ordinary share (RMB)	(0.0841)	0.0057	0.0043	(0.0741)	(0.1391)	0.0107	0.0089	(0.1195)
Diluted losses per ADS (RMB)	(4.2067)	0.2850	0.2167	(3.7050)	(6.9542)	0.5350	0.4442	(5.9750)

* This represents amortization of intangible assets resulting from business acquisitions.

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended June 30, 2025				For The Six Months Ended June 30, 2025
	Internet Business	AI and others	Consolidated		Internet Business	AI and others	Consolidated
	RMB	RMB	RMB	USD	RMB	RMB	RMB	USD
Revenues	157,837	137,381	295,218	41,211	316,978	237,246	554,224	77,366
Operating Costs and expenses
Cost of revenues(i)	26,315	44,106	70,421	9,830	49,307	90,614	139,921	19,533
Selling and marketing(i)	62,119	40,086	102,205	14,267	129,615	77,357	206,972	28,892
Research and development(i)	33,409	33,612	67,021	9,355	66,252	61,717	127,969	17,864
Other segment items(i)	13,744	50,529	64,273	8,973	24,947	84,068	109,015	15,218
Adjusted operating income/(losses)	22,250	(30,952)	(8,702)	(1,214)	46,857	(76,510)	(29,653)	(4,141)
Unallocated amounts-share based compensations			(2,361)	(330)			(7,945)	(1,109)
Operating loss			(11,063)	(1,544)			(37,598)	(5,250)
Reconciliation of segment profit/(loss)
Interest income, net			9,980	1,393			15,585	2,176
Foreign exchange gains, net			6,349	886			7,999	1,117
Other (expense)/income, net			(17,844)	(2,491)			(21,853)	(3,051)
Loss before income taxes			(12,578)	(1,756)			(35,867)	(5,008)

	For The Three Months Ended June 30, 2024			For The Six Months Ended June 30, 2024
	Internet Business	AI and others	Consolidated	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	113,729	73,688	187,417	222,749	154,956	377,705
Operating Costs and expenses
Cost of revenues(i)	19,730	45,808	65,538	38,951	96,251	135,202
Selling and marketing(i)	39,384	33,858	73,242	77,589	70,833	148,422
Research and development(i)	25,444	28,725	54,169	52,231	58,977	111,208
Other segment items(i)	15,012	48,539	63,551	31,157	93,786	124,943
Adjusted operating income/(losses)	14,159	(83,242)	(69,083)	22,821	(164,891)	(142,070)
Unallocated amounts-share based compensations			(8,458)			(16,043)
Operating loss			(77,541)			(158,113)
Reconciliation of segment profit/(loss)
Interest income, net			9,773			25,089
Foreign exchange losses, net			(7,564)			(10,841)
Other (expense)/income, net			(51,612)			(59,207)
Loss before income taxes			(126,944)			(203,072)

(i) Share-based compensations were not allocated to segments. Other segment items include general and administrative expenses and other operating expenses allocated to the respective segments.

CHEETAH MOBILE INC.

Reconciliation from Net Loss Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended			For The Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(123,841)	(22,643)	(3,161)	(203,876)	(56,000)	(7,818)
Add:
Income tax (benefits)/expenses	(6,391)	3,865	540	(6,193)	8,685	1,212
Interest income, net	(9,773)	(9,980)	(1,393)	(25,089)	(15,585)	(2,176)
Depreciation and other amortization	12,317	10,757	1,502	24,629	20,539	2,867
Net income attributable to noncontrolling interests	3,288	6,200	865	6,997	11,448	1,598
Other expense	59,176	11,495	1,605	70,048	13,854	1,934
Share-based compensation	8,458	2,361	330	16,043	7,945	1,109
Adjusted EBITDA	(56,766)	2,055	288	(117,441)	(9,114)	(1,274)